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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549





                           FORM U-9C-3




               QUARTERLY REPORT PURSUANT TO RULE 58




                      FOR THE QUARTER ENDED
                          JUNE 30, 1998







                   NEW ENGLAND ELECTRIC SYSTEM







             25 Research Drive, Westborough, MA 01582

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998

ITEM 1 - ORGANIZATION CHART

                                                        Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

New England Energy, Energy     11/20/72        MA          100      New England Energy, Inc.
Inc./New England                                                    participated (principally through a
Electric System                                                     partnership with a nonaffiliated oil
                                                                    company) in domestic oil and gas
                                                                    exploration, development, and production
                                                                    and the sale to New England Power
                                                                    Company (NEP) of fuel purchased in the
                                                                    open market.  Effective 1/1/98, NEEI
                                                                    sold its oil and gas properties and
                                                                    ceased its participation in domestic oil
                                                                    and gas exploration, development, and
                                                                    production.

Granite State Energy,          Energy          04/22/96    NH       100  Granite State Energy provides a range
Inc./New England                                                    of energy and related services,
Electric System                                                     including but not limited to sales of
                                                                    electric energy, audits, power quality,
                                                                    fuel supply, repair, maintenance,
                                                                    construction, design, engineering, and
                                                                    consulting.

AllEnergy Marketing Energy     09/18/96        MA          99       AllEnergy's principal purpose is to sell
Co., L.L.C.(MA)/NEES                                                     energy and provide a range of energy-
Energy, Inc./New                                                    related services, including but not
England Electric                                                    limited to, marketing, brokering and
System                                                              sales of energy, audits, fuel supply,
                                                                    repair, maintenance, construction,
AllEnergy Marketing Energy     09/18/96        MA          01       operation, design, engineering, and
Co., L.L.C.(MA)/NEES                                                     consulting, to customers primarily in
Global, Inc./New                                                         the competitive market in New England,
England Electric                                                    New York, Pennsylvania and New Jersey.
System                                                              The company is a Massachusetts limited
                                                                    liability company.  It is presently
                                                                    planned to merge this company with
                                                                    AllEnergy Marketing Company, L.L.C. (DE)
                                                                    described on the following page of this
                                                                    organization chart.


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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998

ITEM 1 - ORGANIZATION CHART

                                                           Percentage
                    Energy or                 State        of voting
Name of Reporting   Gas-Related                  Date of   of       Securities
     Company         Company  Organization Organization      Held            Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

AllEnergy Marketing           Energy       04/23/98          DE        100  This company is a Delaware limited
Co., L.L.C.(DE)/NEES                                                   liability company.  It is presently
Energy, Inc./New                                                     planned to merge this company with
England Electric                                                     the previously described AllEnergy
System (new)                                                         Marketing Company, L.L.C.(MA).  Fol-
                                                                     lowing such a merger, this company
                                                                     would be the surviving entity.  The
                                                                     company's current operations are
                                                                     primarily the sale of propane at
                                                                     retail.


New England Water  Energy     05/25/90         MA            100     New England Water Heater Co., Inc.
Heater Co., Inc./NEES                                                  rents water heaters to residential
Global, Inc./New                                                     residential and commercial customers
New England Electric                                                   throughout New England
System


AllEnergy Fuels    Energy     03/27/98         DE            100     AllEnergy Fuel's purpose is to
Corp./ New England                                                   acquire interests in and assets of
Electric System                                                      energy-related companies and to
                                                                     engage in energy-related activities
                                                                     in accordance with Rule 58.
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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998

ITEM 1 - ORGANIZATION CHART
                                                        Percentage
                    Energy or                 State      of voting
Name of Reporting  Gas-Related               Date of          of                Securities
     Company         Company  Organization Organization    Held              Nature of Business
-----------------  -----------             ------------ ------------    -----------    --------------------------------------

Texas Liquids,      Energy      12/19/96      MA           100     Texas Liquids, L.L.C. engages in
L.L.C./AllEnergy                                                   purchasing, marketing, selling,
Marketing Company,                                                 and distributing energy
L.L.C.(MA)/NEES                                                         commodities and related products
Energy, Inc./ New                                                  and services.
England Electric
System

NeXus Energy        Energy      05/19/97      MA           9.9     NeXus Energy Software's purpose is to
Software, Inc./                                                    develop, implement, produce, market and
NEES Global,                                                       sell software for application in the
Inc./ New England                                                  energy conservation industry.
Electric System


Weatherwise USA L.L.C./        Energy         10/10/96     DE       20   Weatherwise USA L.L.C.'s purpose is to be
AllEnergy Marketing                                                 an energy related company to provide
Company, L.L.C.(MA)/                                                     energy management,and technical and
NEES Energy, Inc./New                                                    utility hedging services to reduce
England Electric System                                                  weather related financial uncertainty
                                                                    related financial uncertainty of
                                                                    utilities, energy users, and others.

HydroServ Group,    Energy     07/25/97       MA           50       HydroServ Group, L.L.C. engages in
L.L.C./NEES Global,                                                 marketing and selling capabilities and
Inc./New England                                                    services relating to hydroelectric
Electric System                                                     facilities and other similar facilities


AEDR Fuels, L.L.C./ Energy     01/12/98       ME           50       AEDR Fuels, L.L.C. is a joint venture
AllEnergy Marketing                                                 between AllEnergy Marketing Company,
Company, L.L.C.(MA)                                                 L.L.C.(MA) and a nonaffiliated third
NEES Energy Inc./                                                   party.  Its purpose is to acquire
New England Electric                                                     interests in and assets of energy-related
System                                                              companies and to engage in energy-related
                                                                    activities in accordance with Rule 58.


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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS


                         Type of  Principal  Issue  Cost     Person to      Collateral  Consideration
                        Security  Amount of    or    of    Whom Security    Given with  Received for
Company Issuing Security           Issued   Security*      Renewal          Capital       Was Issued    Security Each Security*
------------------------          --------  ---------      -------          -------     -------------- -----------    -------------

N/A

*Expressed in millions, rounded to hundred thousands of dollars

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998 (cont'd.)

Item 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
            (expressed in millions, rounded to hundred thousands of dollars)


          Company                                Company                        Amount of
        Contributing                            Receiving                        Capital
          Capital                                Capital                      Contribution
        ------------                            ---------                     ------------
        NEES Energy, Inc.                 AllEnergy Marketing Company, L.L.C.(MA)          $11.9
        NEES Energy, Inc.                 AllEnergy Marketing Company, L.L.C.(DE)     3.3
        NEES Global, Inc.                 AllEnergy Marketing Company, L.L.C.(MA)      .1
        AllEnergy Marketing Company, L.L.C.(MA)                           Weatherwise USA, L.L.C.          .2
        NEES Global, Inc.                 HydroServ Group, L.L.C.                       *

*Amount less than $100,000.

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998

Item 3 - ASSOCIATE TRANSACTIONS (expressed in millions, rounded to hundred thousands of dollars)

Part I - Transactions performed by reporting companies on behalf of associate companies
                                                             Direct   Indirect         Total
  Reporting Company     Associate Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  ------------------        ------------------               -----------------         -------     -------    -------   ------
N/A
Part II - Transactions performed by associate companies on behalf of reporting companies

                                                             Direct   Indirect         Total
  Associate Company     Reporting Company    Types of Services   Costs        Costs    Cost of     Amount
  Rendering Services        Receiving Services                    Rendered    Charged  Charged     Capital    Billed
  -----------------     ------------------   -----------------   -------      -------  -------     ------
Massachusetts Electric             Granite State Energy,      Miscellaneous (5)    (1)            (1)              (1)
 Company               Inc.

New England Power Co.  New England Energy, Inc.      Miscellaneous    (1)               (1)              (1)
                                             Fuel Purchase    $0.2                             $0.2

New England Power Co.  AllEnergy Marketing           Power purchase     (1)                     (1)      (1)
                      Company, L.L.C.(MA)      Miscellaneous     (1)               (1)            (1)

New England Power Co.  Granite State Energy,Inc.     Power purchase     $0.2                    (1)      $0.2

New England Power      New England Energy, Inc.      Miscellaneous (2)  (1)             (1)              (1)
  Service Co.

New England Power     Granite State Energy,    Miscellaneous (3) (1)               (1)            (1)
  Service Co.           Inc.

New England Power      AllEnergy Marketing           Sales Planning     $0.1            (1)              $0.1
 Service Co.          Company, L.L.C.(MA)      Environmental Srv.  0.1               (1)          0.1
                                             Miscellaneous (4)    0.1              (1)            0.1

(1) Amounts are below $100,000
(2) Represents 9 types of services totaling less than $100,000 in aggregate.
(3) Represents 10 types of services totaling less than $100,000 in aggregate.
(4) Represents 12 types of services.
(5) The customer service portion of the service agreement between Granite State Energy Company and New England Power
    Service Company has been assigned to Massachusetts Electric Company, in accordance with its terms.
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NEW ENGLAND ELECTRIC SYSTEM
At June 30, 1998

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
            (expressed in millions rounded to hundred thousands of dollars) Investment in energy-related companies:
Total consolidated capitalization as of
 June 30, 1998 (1)                             $3,780.9      line 1

Total capitalization multiplied by 15 percent          567.1     line 2
 (line 1 multiplied by 0.15)

Greater of $50 million or line 2                       567.1     line 3

Total current aggregate investment:
 (categorized by major line of energy-
  related business)
   Power marketing and other                    $  52.9
   Energy software                                  2.5
                                                -------
Total current aggregate investment                           $55.4  line 4
                                                         -----

Difference between the greater of $50 million
 or 15 percent of capitalization and the total
 aggregate investment of the registered holding
 company system
 (lines 3 less line 4)                                       $511.7 line 5

(1) Consolidated capitalization includes total common equity, cumulative preferred stock, long-term debt (including long-term debt due within one year), and short-term debt.

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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998

ITEM 5 - OTHER INVESTMENTS

                                                        Reason for
    Major Line            Other              Other      Difference
or Energy-Related     Investment in        Investment   in Other
     Business       Last U-9C-3 Report  in U-9C-3 Report     Investment
-----------------   ------------------  ----------------     ----------

N/A
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NEW ENGLAND ELECTRIC SYSTEM
For The Quarter Ended June 30, 1998

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

(A)                Exhibits

   10(g) Certificate stating that a copy of the report for the previous quarter has been filed with the appropriate state commissions.

(B) Financial Statements

    1-A New England Electric System Consolidated Income Statement for the quarter and six months ended June 30, 1998

    1-B    New England Electric System Consolidated Balance Sheet as of June
           30, 1998

    2-A New England Energy, Inc. Income Statement for the quarter and six months ended June 30, 1998

    2-B    New England Energy, Inc. Balance Sheet as of June 30, 1998

    3-A Granite State Energy, Inc. Income Statement for the quarter and six months ended June 30, 1998

    3-B    Granite State Energy, Inc. Balance Sheet as of June 30, 1998

    4-A AllEnergy, Marketing Company, L.L.C. (MA) Consolidated Income Statement for the quarter and six months ended June 30, 1998

    4-B AllEnergy, Marketing Company, L.L.C. (MA) Consolidated Balance Sheet as of June 30, 1998

    5-A New England Water Heater Co., Inc. Income Statement for the quarter ended June 30, 1998 (4)

    5-B    New England Water Heater Co., Inc. Balance Sheet as of
           June 30, 1998

    6-A Weatherwise USA, L.L.C. Income Statement for the quarter and six months ended June 30, 1998

    6-B    Weatherwise USA, L.L.C. Balance Sheet as of June 30, 1998

    7-A Texas Liquids, L.L.C. Income Statement for the quarter and six months ended June 30, 1998

    7-B    Texas Liquids, L.L.C. Balance Sheet as of June 30, 1998

    8-A HydroServ, L.L.C. Income Statement for the quarter and six months ended June 30, 1998 (3)

    9-A AllEnergy Marketing Company, L.L.C.(DE) Income Statement for the quarter ended June 30, 1998 (5)

    9-B    AllEnergy Marketing Company, L.L.C.(DE) Balance Sheet as of June
           30, 1998

(C) Notes

    (1) Financial statements for NeXus Energy Software, Inc. were not available as of the filing date.

    (2) Financial statements for AEDR Fuels, L.L.C., and AllEnergy Fuels Corp. are not included as these companies had no operations in the six months ended June 30, 1998 and their total assets and liabilities were less than $100,000.
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    (3)    A balance sheet for HydroServ Group, L.L.C. was not included as total assets and liabilities were less than $100,000.

    (4) There is only a quarterly income statement included for New England Water Heater Co., Inc. as the company was acquired in March, 1998 and its revenues and expenses for the period between the date of its acquisition and March 31, 1998 were less than $100,000.

    (5) There is only a quarterly income statement for AllEnergy Marketing Company, L.L.C.(DE) as the company was only established in the second quarter.
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                            SIGNATURE


    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                              NEW ENGLAND ELECTRIC SYSTEM


                              s/John G. Cochrane

                              _______________________________
                              John G. Cochrane, Treasurer




Date:  August 28, 1998


























The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.